Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

On March 5, 2002 ActionPoint, Inc., a Delaware corporation, and Captiva Software Corporation, a California corporation held a conference call during which the merger was discussed.

Forward Looking Statements

The following investor conference call script contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward- looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

INVESTOR CONFERENCE CALL SCRIPT

ACTIONPOINT AND CAPTIVA MERGER

MARCH 5, 2002 9:00 AM PST

ActionPoint participants: Steve Francis, John Finegan, Kim Hawley (in ACTP's San Jose office)

Captiva participants: Reynolds Bish (in San Francisco)

CALL SCRIPT

MKR (Conference Call Host): Call instructions, introductions (noting that Steve Francis, John Finegan and Kim Hawley of ActionPoint and Reynolds Bish, the Captiva CEO, are on the conference call and will be available for questions during the Q&A period following a statement by the representatives of ActionPoint and Mr. Bish) and Forward Looking Statements safe harbor statement.

Mr. Francis: Thank you Todd. Today, I'm pleased to announce that ActionPoint and Captiva Software, a privately-held company headquartered in San Diego, CA, have signed a definitive agreement to merge. This merger is important for three reasons. First, it combines two industry leaders to provide the first complete, end-to-end Information Capture software solution, which we believe will drive market growth. Second, it creates the world's largest Information Capture Software provider, based on the annual revenues of approximately $45M in 2001 for the two companies on a combined basis and approximately 300 employees worldwide. Finally, it delivers operational efficiencies and expands our market reach, enabling the combined company to address a broader market and realize greater growth opportunities than we believe either company could anticipate on its own. I will elaborate on these points later, but now will turn the call over to John Finegan to discuss some of the details.

Mr. Finegan: Thank you, Steve. Captiva Software is a leader in the forms processing segment of the information capture marketplace. This merger is structured as a stock for stock merger that is subject to certain approvals by the shareholders of both companies and other customary closing conditions. In the merger, ActionPoint will issue approximately 4.3M shares of its common stock to Captiva's shareholders. As a result, ActionPoint shareholders will own slightly over 50% of the new company, while Captiva shareholders will own approximately 49%. In addition, all outstanding Captiva employee stock options will be assumed and converted into ActionPoint stock options.

The combined company plans to operate under the Captiva Software Corporation name, as we believe this name more clearly describes our business as a merged entity, which is the leading provider of capture software. The company will trade on the NASDAQ, with a planned ticker symbol of CPTV.

Kimra Hawley, ActionPoint's current Chairman, will continue as Chairman of the Board of the combined company, with the remainder of the Board composed of three current ActionPoint directors and three Captiva directors. Reynolds C. Bish, currently President and CEO of Captiva, will be President and CEO of the newly formed company, while Steve Francis, President and CEO of ActionPoint, will be COO, with a focus on integrating and managing the two companies' services and software development operations. Bish and Francis will continue as CEOs of their respective companies until the merger is completed.

ActionPoint plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction as soon as practicable and, once the Registration Statement is declared effective by the SEC, ActionPoint and Captiva will mail to their respective stockholders a Joint Proxy Statement/Prospectus. Investors and security holders are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available. I'll now turn the call over to Reynolds Bish, who will provide some background on Captiva.

MR BISH: Thank you, John. Since Captiva is privately held, I'm sure you're wondering about its results of operations and financial condition. While this will be fully disclosed in the S-4, for now I can say that in 2001 we had revenues of $24M and earnings before interest and taxes of $1M. At December 31 Captiva had $1M of cash, $2.5M of bank debt in the form of a revolving line of credit and $8M of senior subordinated notes payable to shareholders. At least $6M and potentially all $8M of the senior subordinated notes will be converted into Captiva equity immediately prior to the merger and not assumed by ActionPoint.

We believe this merger makes a lot of sense. One of the reasons is a fact that Steve mentioned earlier: it will create the world's largest information capture software provider. That's based on the annual revenues of approximately $45 million in 2001 and 300 total employees for the two companies on a combined basis. This is important because customers want to buy from market leaders. We believe the Information Capture market needs a supplier with the size and critical mass to lead the market, and this merger will provide that. The combined company will have more than 400 customers worldwide, Bank of America, Citigroup, Empire Blue Cross, Fidelity Investments, The Home Depot, Lands End, Lloyd's Bank and Postbank. I'll now turn the call back to Steve Francis.

Mr. Francis: Thank you, Reynolds. I'll now elaborate on the other two points I mentioned earlier. This merger will combine two industry leaders to provide the first complete, end-to-end Information Capture software solution, which we believe will encourage market growth. Let me explain: organizations get two different kinds of information from their customers, and suppliers. They receive unstructured documents, such as correspondence and reports and they receive structured forms like applications and claims. Both kinds of information are vital to running a business, but each kind requires different technologies and approaches to capture and process. Until now, organizations needed to go to two - or more - vendors to address their end-to-end information capture requirements, and we believe this complexity has constrained market growth. Combining ActionPoint, the leader in the document capture space, with Captiva, the forms processing leader, means organizations can now turn to a single provider to meet their entire range of Information Capture needs, making it easier for them to buy, install, and grow these systems.

Another key point is that we believe that combining the companies will provide operational efficiencies and enable us to broaden our market reach. ActionPoint and Captiva have been technology and marketing partners since 1998. The technology, products, and capabilities are very synergistic. This should enable us to benefit from improved operating efficiencies, enhancing the potential for increased profits. The integrated sales force will have twice the market reach of ActionPoint's current sales force and its channel programs will feature some of the world's leading integrators and resellers, including Unisys, Lockheed Martin, Xerox Connect, IKON ISS and Computer Sciences Corporation. ActionPoint's product line breadth will increase significantly, including a major expansion of value-added professional service offerings. As a result, we believe the combined company will be able to address a broader market and realize greater growth opportunities than either company could anticipate on its own.

At this point I'd like to turn the call over to Kim Hawley for some additional comments.

Ms. Hawley: Thank you Steve. In summary, we believe that ActionPoint and Captiva are an ideal combination. We see a rare opportunity to deliver our customers just what they've been asking for - a complete, integrated solution from a single source. We believe the critical mass and economies of scale this merger provides will enable us to grow faster and more profitably, enhancing operating results. By creating the largest player in this space, we also hope to benefit from increased visibility in the investment community in two ways. We believe we will be better positioned to attract analyst coverage. Second, the merger will create a company with up to twice as many outstanding shares as ActionPoint currently has, although the a significant number of the shares will be subject to a 90 - 180 day lock up. We believe that the low float for ActionPoint's common stock has historically discouraged investors that want or need to must) deal in larger volumes. We expect the increased number of outstanding shares to lead to an increased float.

We believe that all of these factors will work together to increase shareholder value. At this time I'd like to open the line to questions.

QUESTIONS

Mr. Francis: Thank you all for participating in the call today. We plan to file a Registration Statement on Form S-4 to the SEC as soon as practicable and ActionPoint and Captiva will distribute a Joint Proxy Statement/Prospectus to their respective shareholders as soon as possible thereafter. The Registration Statement and the Joint Proxy Statement/Prospectus will provide more detail about the proposed merger. Should you have questions prior to that time, please feel free to call me, John Finegan, or MKR.

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.